FY4Q24 Earnings Presentation

2 Forward Looking Statements The contents of any website mentioned or hyperlinked in this presentation are for informational purposes and the contents thereof are not part of or incorporated into this presentation. Certain statements made in this presentation release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. This presentation also includes certain non-IFRS financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-IFRS financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-IFRS financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-IFRS financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-IFRS measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-IFRS financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-IFRS financial measures to the nearest IFRS measure is included in this presentation. Adjusted EBITDA is defined as profit (loss), adjusted for net finance income (costs), income taxes, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) gains on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination; (vi) share-based compensation expenses; (vii) one-off bonuses paid out to our employees as a result of the closing of the Business Combination; and (viii) related-party expenses paid to Patria in connection to management support services. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period/year. Adjusted Net Profit/Loss is defined as profit (loss) adjusted for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) gains on bargain purchases, which are also related to purchase price allocation of past acquisitions; (v) listing and other expenses recognized in connection with the Business Combination; (vi) share-based compensation expenses; (vii) one-off bonuses paid out to our employees as a result of the closing of the Business Combination; and (viii) related-party expenses paid to Patria in connection to management support services.

3 FY2024(1) ▪ Revenue of US$1.89 billion for FY2024 (+5% y/y, and flat in BRL terms), driven by Crop Care segment growth (+24% y/y), and market share gains for Brazil Ag Retail mitigated deflationary input price headwinds ▪ FY2024 gross profit decreased -19% y/y to $268.4 million (-23% in BRL), with gross margins declining -430 bps y/y to 14.2%, primarily due to the steep input price declines compressing distribution margins for crop protection and fertilizers, and a less favorable product category sales mix for Crop Care segment ▪ Adjusted EBITDA for FY2024 was $53.4 million, compared to $150.1 million in the previous year, with the decline reflecting from lower gross profit, and higher operating expenses ▪ Net cash flows provided by operations were $33.1 million (R$165.8 million), compared to $20.9 million (R$108.1 million) in the prior year. Executive Summary Industry Update ▪ Farmer profitability is set to improve in crop year 2024/2025, incentivizing farmers to grow planted acres and increase investment in inputs to maximize yields ▪ Input prices are continuing to stabilize ▪ Yet, farmers are facing short-term liquidity issues this year, which is creating challenges for the broader ag inputs value chain, including Lavoro ▪ Expecting Brazil's Ag inputs retail market to decline by -10% in FY2025, with low-single digits volume growth offset by price declines stemming from base effects (1): Results in USD are displayed using the following average period USD/BRL exchange rate translate results to USD: 5.217 for 4Q24, 4.951 for 3Q24; 4.955 for 2Q24; 4.883 for 1Q24; 4.952 for 4Q23; 5.193 for 3Q23; 5.265 for 2Q23; 5.241 for 1Q23.

4 Farmer profitability projected to improve for crop year 2024/2025 (1) Source: Veeries (ag consultancy), Lavoro analysis. Estimate as of October 2024 for an average medium size farmer in the region (excl. property and land related costs) (2) CEPEA local benchmark prices 21/22 22/23 23/24 24/25E 2,986 5,474 4,472 5,619 +26% Soy (1st) Corn (2nd) 21/22 22/23 23/24 24/25E 8,091 5,875 5,331 5,904 +11% 21/22 22/23 23/24 24/25E 8,999 5,184 2,845 4,496 +58% Parana Goias Mato Grosso Farmer Profitability (BRL / hectare)(1) Brazil grain prices (BRL / bag)(2) 143 142 60 66 40 60 80 100 120 140 160 180 200 220 Apr-22 Jul-22 Oct-22 Jan-23 Apr-23 Jul-23 Jul-24Apr-24 Oct-24Jan-24 Jan-25Oct-23Jan-22 -1% +10% Soybean Corn

5 (1) Credit disbursed from July to September for each year. Source: Central Bank, Safras & Mercado 609 560 Oct-23 Oct-24 -8% 2021 2022 2023 2024 95 133 164 113 -31% Decrease in credit availability for crop financing, combined with the delay in corn selling, is impacting farmer liquidity in Brazil Public and private credit disbursed to farmers in the Sept quarter for each year (BRL billions)(1) Safrinha corn commercialization (millions of tons)

6 FY2024 Financial Performance (USD) 130.4 209.9 1,669.4 1,678.7 1,799.8 1,888.6 +5% Inputs Grains 246.8 182.7 38.1 36.8 54.0 56.1 (6.0) (7.1) 332.9 268.5 -19% 233.8 237.8 121.2 150.7 (84.3) 1,506.2 (61.4) 1,584.4 1,799.8 1,888.6 +5% Corporate / Eliminations Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA As % of Revenue 18.5% 14.2% As % of Inputs Revenue 19.9% 16.0% 141.6 50.1 17.6 28.4 22.5 (37.2) (31.6) 12.3 150.3 53.4 -64% 8.3% 2.8% 9.0% 3.2% FY23 FY24 FY23 FY24 FY23 FY24 FY23 FY24 In millions of US dollars(1)

7 FY2024 Financial Performance (BRL) 666.9 8,680.5 8,337.9 1,054.4 9,347.4 9,392.3 0% Inputs Grains 910.2 196.6 184.2 280.9 278.4 1,286.0 (32.7) (35.3) 1,730.8 1,337.5 -23% 632.8 749.2 (321.1) (417.3) 7,829.3 1,206.3 7,869.8 1,190.5 9,347.3 9,392.2 0% Corporate / Eliminations Crop Care Latam Ag Retail Brazil Ag Retail Revenue Gross Profit Adjusted EBITDA As % of Revenue 18.5% 14.2% As % of Inputs Revenue 19.9% 16.0% 741.3 248.5 91.6 149.0 110.7 (193.9) 61.8 (157.8) 787.9 263.2 -67% In millions of Brazilian reais 8.3% 2.8% 9.0% 3.2% FY23 FY24 FY23 FY24 FY23 FY24 FY23 FY24

FY24 Adjusted EBITDA decline driven primarily by compression in Brazil Gross Margins

FY23 to FY24 Adjusted EBITDA Bridge (BRL millions)



Inputs revenue change holding GM% constant(2)
GM% change holding Inputs revenue constant(4)
(525)
788
52
(61)
(10)
(4)
(74)
7
(315)
(9)
(54)
(371)
(131)
263
FY23 Adj. EBITDA
Inputs Revenue Impact
Inputs Revenue Impact
Gross Margin Impact
Adj. Operating Expenses(3)
FY24E Adj. EBITDA
Brazil
Latam
Crop Care
Eliminations
Consolidated

- Relative components of -R$525mn y/y decline in Adjusted EBITDA:
  - ~70% from gross margin compression
  - ~4% from Inputs revenue decline
  - ~25% from higher operating expenses
- ~70% of the change is explained by GM% compression that occurred in Brazil Ag Retail due to the steep price declines in crop protection and fertilizers in particularly, acting as a headwind to distribution margins
- We believe distribution margins will recover gradually, as inventory cost position improves over time amidst a stable input price environment
- Operating expenses were impacted by higher bad debt provisions, which we also view as temporary and a result of liquidity issues in Brazil's agribusiness sector. These issues are partly due to farmers postponing grain sales and the delayed effects of the previous year's drought

(1) Inputs Revenue Impact = (FY24 Inputs revenue minus FY23 Inputs revenue) x FY23 Gross Margins
(2) Gross Margin Impact = (FY24 GM% minus FY23 GM%) x FY23 Inputs revenue
(3) SG&A and net other operating income, excluding depreciation and amortization, and the adjustment items shown in the reconciliation tables elsewhere in this presentation

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9 FY2025 Financial Outlook (1) USD/BRL average period exchange rate embedded in our financial outlook of 5.71, representing the period-weighted average FX rate fiscal year-to-date and the latest spot rate of 5.78 as of October 30, 2024. BRL USD(1) Revenue R$8.6 billion to R$9.2 billion US$1.50 billion to US$1.60 billion Inputs revenue R$7.7 billion to R$8.3 billion US$1.35 billion to US$1.45 billion Adjusted EBITDA Above FY24 results Above FY24 results ▪ Expecting Brazil's Ag inputs retail market to decline by -10% in FY2025, with low-single digits volume growth offset by price declines stemming from base effects ▪ Lavoro’ FY2025 outlook is for consolidated revenue between R$8.60 billion and R$9.20 billion, and Inputs revenue between R$7.70 billion and R$8.30 billion. Adjusted EBITDA is expected to grow relative to FY2024. ▪ On a USD basis, consolidated revenue is projected to range between $1.50 billion and $1.60 billion, consolidated Inputs revenue is expected to range from $1.35 billion to $1.45 billion, and Adjusted EBITDA is expected to grow relative to FY2024.

Summary of Financial Results for FY2024 and 4Q24

Consolidated Results (USD) *(in millions of US dollars)*	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
Revenue by Segment	**265.5**	**271.1**	**2%**	**1,799.7**	**1,888.6**	**5%**
Brazil Ag Retail	197.2	192.5	(2%)	1,506.2	1,584.4	5%
Latam Ag Retail	61.8	65.2	5%	233.8	237.8	2%
Crop Care	10.7	19.9	87%	121.2	150.7	24%
Intercompany eliminations	(4.1)	(6.4)		(61.4)	(84.3)	
Revenue by Category	**265.5**	**271.1**	**2%**	**1,799.7**	**1,888.6**	**5%**
Inputs revenue	217.0	202.9	(6%)	1,669.4	1,678.7	1%
Grains revenue	48.6	68.3	41%	130.4	209.9	61%
Gross Profit	**46.9**	**45.2**	**(4%)**	**332.9**	**268.4**	**(19%)**
Brazil Ag Retail	26.3	29.8	13%	246.8	182.7	(26%)
Latam Ag Retail	9.4	10.4	10%	38.1	36.8	(3%)
Crop Care	8.1	5.8	(29%)	54.0	56.1	4%
Intercompany elim.	3.1	(0.7)		(6.0)	(7.1)	
Gross Margin	**17.6%**	**16.7%**	**-100 bps**	**18.5%**	**14.2%**	**-430 bps**
Brazil Ag Retail	13.3%	15.5%	210 bps	16.4%	11.5%	-490 bps
Latam Ag Retail	15.2%	15.9%	70 bps	16.3%	15.5%	-80 bps
Crop Care	75.9%	28.9%	-4700 bps	44.6%	37.2%	-730 bps
Gross Margin (% of Inputs revenue)	**21.6%**	**22.3%**	**70 bps**	**19.9%**	**16.0%**	**-400 bps**
Brazil Ag Retail	17.7%	23.8%	610 bps	17.9%	13.2%	-460 bps
Latam Ag Retail	15.3%	16.1%	80 bps	16.7%	16.0%	-70 bps
Crop Care	75.9%	28.9%	-4700 bps	44.6%	37.2%	-730 bps
SG&A (excl. D&A)	(55.5)	(51.5)	(7%)	(205.9)	(237.2)	15%
Other operating income (expense)	5.0	2.6		(52.9)	7.4	
EBITDA	**(3.6)**	**(3.7)**	**n.m.**	**74.1**	**38.7**	**(48%)**
(+) Adjustment items	6.0	1.5		76.0	14.7	
Adjusted EBITDA	**2.4**	**(2.1)**	**n.m.**	**150.1**	**53.4**	**(64%)**
Brazil Ag Retail	3.4	3.0	(13%)	141.6	50.1	(65%)
Latam Ag Retail	3.3	3.6	8%	17.6	12.3	(30%)
Crop Care	1.2	(2.0)	n.m.	28.4	22.5	(21%)
Corporate & Intercompany elim.	(5.6)	(6.7)		(37.3)	(31.6)	
Adjusted EBITDA Margin %	0.9%	(0.8%)	-170 bps	8.3%	2.8%	-550 bps
Adjusted EBITDA Margin (% of Inputs)	1.1%	(1.1%)	-210 bps	9.0%	3.2%	-580 bps
Share of profit of an associate	-	(0.1)		-	0.3	
D&A (incl. PPA amortization)	(8.3)	(8.9)		(32.3)	(36.0)	
Finance income (costs)	(28.2)	(50.3)		(119.5)	(163.8)	
Income taxes, current and deferred	20.6	(14.3)		34.1	6.2	
Net profit (loss)	**(19.5)**	**(77.3)**	**n.m.**	**(43.7)**	**(154.6)**	**n.m.**
(+) Adjustment items	6.6	1.6		81.2	14.6	
(+) Income tax impact of adjustments	(2.2)	(0.6)		(6.7)	(5.0)	
Adjusted net profit (loss)	**(15.2)**	**(76.2)**	**n.m.**	**30.9**	**(144.9)**	**n.m.**

Note: Results in USD are displayed using the following average period USD/BRL exchange rate translate results to USD: 5.217 for 4Q24, 4.951 for 3Q24; 4.955 for 2Q24; 4.883 for 1Q24; 4.952 for 4Q23; 5.193 for 3Q23; 5.265 for 2Q23; 5.241 for 1Q23.

Consolidated Results (BRL) *(in millions of Brazilian reais)*	4Q23	4Q24	Chg. %	FY23	FY24	Chg. %
Revenue by Segment	**1,315.1**	**1,414.6**	**8%**	**9,347.4**	**9,392.3**	**0%**
Brazil Ag Retail	976.4	1,004.2	3%	7,829.3	7,869.8	1%
Latam Ag Retail	306.2	339.9	11%	1,206.3	1,190.5	(1%)
Crop Care	52.7	103.9	97%	632.8	749.2	18%
Intercompany eliminations	(20.2)	(33.5)		(321.1)	(417.3)	
Revenue by Category	**1,315.1**	**1,414.6**	**8%**	**9,347.4**	**9,392.3**	**0%**
Inputs revenue	1,074.5	1,058.5	(1%)	8,680.5	8,337.9	(4%)
Grains revenue	240.5	356.1	48%	666.9	1,054.4	58%
Gross Profit	**232.1**	**235.7**	**2%**	**1,730.8**	**1,337.5**	**(23%)**
Brazil Ag Retail	130.3	155.2	19%	1,286.0	910.2	(29%)
Latam Ag Retail	46.6	54.2	16%	196.6	184.2	(6%)
Crop Care	40.0	30.0	(25%)	280.9	278.4	(1%)
Intercompany elim.	15.1	(3.7)		(32.7)	(35.3)	
Gross Margin	**17.6%**	**16.7%**	**-100 bps**	**18.5%**	**14.2%**	**-430 bps**
Brazil Ag Retail	13.3%	15.5%	210 bps	16.4%	11.6%	-490 bps
Latam Ag Retail	15.2%	15.9%	70 bps	16.3%	15.5%	-80 bps
Crop Care	75.9%	28.9%	-4700 bps	44.4%	37.2%	-720 bps
Gross Margin (% of Inputs revenue)	**21.6%**	**22.3%**	**70 bps**	**19.9%**	**16.0%**	**-390 bps**
Brazil Ag Retail	17.7%	23.8%	610 bps	17.9%	13.3%	-460 bps
Latam Ag Retail	15.3%	16.1%	80 bps	16.8%	16.0%	-70 bps
Crop Care	75.9%	28.9%	-4700 bps	44.4%	37.2%	-720 bps
SG&A (excl. D&A)	(274.6)	(268.5)	(2%)	(1,060.6)	(1,184.6)	12%
Other operating income (expense)	24.7	13.7		(275.8)	37.6	
EBITDA	**(17.8)**	**(19.1)**	**n.m.**	**394.4**	**190.4**	**(52%)**
(+) Adjustment items	29.5	7.9		393.5	72.8	
Adjusted EBITDA	**11.7**	**(11.2)**	**(195%)**	**787.9**	**263.2**	**(67%)**
Brazil Ag Retail	16.9	15.4	(9%)	741.3	248.5	(66%)
Latam Ag Retail	16.5	18.8	14%	91.6	61.8	(32%)
Crop Care	5.8	(10.6)	(282%)	149.0	110.7	(26%)
Corporate & Intercompany elim.	(27.5)	(34.8)		(193.9)	(157.8)	
Adjusted EBITDA Margin %	0.9%	(0.8%)	-170 bps	8.4%	2.8%	-560 bps
Adjusted EBITDA Margin (% of Inputs)	1.1%	(1.1%)	-210 bps	9.1%	3.2%	-590 bps
Share of profit of an associate	-	(0.3)		-	1.5	
D&A (incl. PPA amortization)	(41.3)	(46.6)	13%	(167.5)	(180.0)	7%
Finance income (costs)	(139.5)	(262.7)	88%	(617.8)	(822.5)	33%
Income taxes, current and deferred	102.0	(74.6)		172.3	25.6	
Net profit (loss)	**(96.6)**	**(403.3)**	**n.m.**	**(218.7)**	**(785.0)**	**n.m.**
(+) Adjustment items	32.6	8.5		420.5	72.3	
(+) Income tax impact of adjustments	(11.1)	(2.9)		(34.3)	(24.6)	
Adjusted net profit (loss)	**(75.0)**	**(397.7)**	**430%**	**167.5**	**(737.3)**	**n.m.**

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Reconciliation of Adjusted EBITDA and Adjusted Net Profit (Loss)

	Results in BRL (in millions of Brazilian reais)				Results in USD (in millions of US dollars)			
Consolidated Results *(in millions of Brazilian reais)*	**4Q23**	**4Q24**	**FY23**	**FY24**	**4Q23**	**4Q24**	**FY23**	**FY24**
Net profit (loss)	**(96.6)**	**(403.3)**	**(218.7)**	**(785.0)**	**(19.5)**	**(77.3)**	**(43.7)**	**(154.6)**
(+) Income taxes	(102.0)	74.6	(172.3)	(25.6)	(20.6)	14.3	(34.1)	(6.2)
(+) Finance income (costs)	139.5	262.7	617.8	822.5	28.2	50.3	119.5	163.8
(+) Depreciation and amortization	41.3	46.6	167.5	180.0	8.3	8.9	32.3	36.0
(+) Share of profit of an associate	-	0.3	-	(1.5)	-	0.1	-	(0.3)
(+) M&A expenses	3.9	1.0	11.0	21.7	0.8	0.2	2.2	4.4
(+) Stock-based compensation	2.6	2.2	14.5	15.6	0.5	0.4	2.8	3.2
(+) DeSPAC related bonus	4.3	0.4	29.7	18.0	0.9	0.1	5.8	3.6
(+) Related party consultancy services	18.7	4.3	18.7	17.5	3.8	0.8	3.8	3.5
(+) Nasdaq listing expenses	-	-	319.6	-	-		61.5	
Adjusted EBITDA	**11.7**	**(11.2)**	**787.9**	**263.2**	**2.4**	**(2.1)**	**150.1**	**53.4**

Consolidated Results *(in millions of Brazilian reais)*	**4Q23**	**4Q24**	**FY23**	**FY24**	**4Q23**	**4Q24**	**FY23**	**FY24**
Net profit (loss)	**(96.6)**	**(403.3)**	**(218.7)**	**(785.0)**	**(19.5)**	**(77.3)**	**(43.7)**	**(154.6)**
(+) FV of inventories from acquired companies	3.1	0.3	26.9	1.0	0.6	0.0	5.2	0.2
(+) Share of profit of an associate	-	0.3	-	(1.5)	-	0.1	-	(0.3)
(+) M&A expenses	3.9	1.0	11.0	21.7	0.8	0.2	2.2	4.4
(+) Stock-based compensation	2.6	2.2	14.5	15.6	0.5	0.4	2.8	3.2
(+) DeSPAC related bonus	4.3	0.4	29.7	18.0	0.9	0.1	5.8	3.6
(+) Related party consultancy services	18.7	4.3	18.7	17.5	3.8	0.8	3.8	3.5
(+) Nasdaq listing expenses	-	-	319.6	-	-	-	61.5	-
(+) Tax impact of adjustments	(11.1)	(2.9)	(34.3)	(24.6)	(2.2)	(0.6)	(6.7)	(5.0)
Adjusted Net Profit (loss)	**(75.0)**	**(397.7)**	**167.5**	**(737.3)**	**(15.2)**	**(76.2)**	**30.9**	**(144.9)**

Note: Results in USD are displayed using the following average period USD/BRL exchange rate translate results to USD: 5.217 for 4Q24, 4.951 for 3Q24; 4.955 for 2Q24; 4.883 for 1Q24; 4.952 for 4Q23; 5.193 for 3Q23; 5.265 for 2Q23; 5.241 for 1Q23.

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Reconciliation of Adjusted EBITDA for each segment

	Results in BRL (in millions of Brazilian reais)				Results in USD (in millions of US dollars)			
Brazil Ag Retail	4Q23	4Q24	FY23	FY24	4Q23	4Q24	FY23	FY24
Net profit (loss)	**5.6**	**(327.3)**	**275.5**	**(600.9)**	**1.1**	**(62.7)**	**52.5**	**(118.1)**
(+) Income taxes	(104.2)	68.8	(208.3)	(39.1)	(21.0)	13.2	(41.0)	(8.8)
(+) Finance income (costs)	81.5	242.7	525.1	760.0	16.5	46.5	101.2	151.3
(+) Depreciation and amortization	30.1	33.3	122.0	124.9	6.1	6.4	23.6	25.0
(+) Share of profit of an associate	-	(2.0)	-	(2.8)	-	(0.4)	-	(0.5)
(+) DeSPAC related bonus	3.8	-	27.1	6.3	0.8	0.0	5.3	1.3
Adjusted EBITDA	**16.9**	**15.4**	**741.3**	**248.5**	**3.4**	**3.0**	**141.6**	**50.1**
Latam Ag Retail								
Net profit (loss)	**4.0**	**3.9**	**36.4**	**10.9**	**0.8**	**0.8**	**7.0**	**2.2**
(+) Income taxes	3.5	0.7	22.3	8.3	0.7	0.1	4.3	1.7
(+) Finance income (costs)	4.1	9.4	15.4	26.5	0.8	1.8	3.0	5.3
(+) Depreciation and amortization	3.5	3.0	11.8	11.3	0.7	0.6	2.2	2.3
(+) M&A expenses	0.9	1.7	3.1	1.7	0.2	0.3	0.6	0.3
(+) DeSPAC related bonus	0.5	-	2.6	3.0	0.1	-	0.5	0.6
Adjusted EBITDA	**16.5**	**18.8**	**91.6**	**61.8**	**3.3**	**3.6**	**17.6**	**12.3**
Crop Care								
Net profit (loss)	**(21.7)**	**(38.2)**	**58.3**	**13.6**	**(4.4)**	**(7.3)**	**10.8**	**3.2**
(+) Income taxes	(6.5)	5.1	24.9	15.8	(1.3)	1.0	4.7	3.1
(+) Finance income (costs)	27.6	15.4	48.4	57.1	5.6	2.9	9.6	11.4
(+) Depreciation and amortization	4.5	4.4	13.6	20.4	0.9	0.9	2.6	4.1
(+) Share of profit of an associate	-	1.9	-	0.6	-	0.4	-	0.1
(+) M&A expenses	0.3	0.2	0.7	0.4	0.1	0.0	0.1	0.1
(+) Stock-based compensation	0.5	0.4	2.0	1.3	0.1	0.1	0.4	0.3
(+) Related party consultancy services	1.1	0.2	1.1	1.5	0.2	0.0	0.2	0.3
Adjusted EBITDA	**5.8**	**(10.6)**	**149.0**	**110.7**	**1.2**	**(2.0)**	**28.4**	**22.5**
Corporate & Intercompany Eliminations								
Net profit (loss)	**(84.6)**	**(41.7)**	**(588.8)**	**(208.6)**	**(17.1)**	**(8.0)**	**(113.9)**	**(41.9)**
(+) Income taxes	5.1	0.0	(11.1)	(10.7)	1.0	0.0	(2.0)	(2.2)
(+) Finance income (costs)	26.3	(4.8)	29.0	(21.1)	5.3	(0.9)	5.8	(4.2)
(+) Depreciation and amortization	3.2	5.8	20.2	23.3	0.6	1.1	3.9	4.7
(+) Share of profit of an associate	-	0.5	-	0.7	-	0.1	-	0.1
(+) M&A expenses	2.7	(0.9)	7.3	19.5	0.5	(0.2)	1.4	4.0
(+) Stock-based compensation	2.1	1.8	12.5	14.4	0.4	0.3	2.4	2.9
(+) DeSPAC related bonus	-	0.4	-	8.7	-	0.1	-	1.8
(+) Related party consultancy services	17.6	4.2	17.6	16.0	3.6	0.8	3.6	3.2
(+) Nasdaq listing expenses	-	-	319.6	-	-	-	61.5	-
Adjusted EBITDA	**(27.5)**	**(34.8)**	**(193.9)**	**(157.8)**	**(5.6)**	**(6.7)**	**(37.3)**	**(31.6)**

Note: Results in USD are displayed using the following average period USD/BRL exchange rate translate results to USD: 5.217 for 4Q24, 4.951 for 3Q24; 4.955 for 2Q24; 4.883 for 1Q24; 4.952 for 4Q23; 5.193 for 3Q23; 5.265 for 2Q23; 5.241 for 1Q23.

LAVORO

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